Exhibit 13.2

Consolidated Income

Three months ended March 31 (unaudited)
(millions of dollars except per share amounts)	2007	2006
Revenues	2,249	1,894

Operating Expenses
Plant operating costs and other	732	537
Commodity purchases resold	576	505
Depreciation	290	257
	1,598	1,299
	651	595
Other Expenses/(Income)
Financial charges	237	202
Financial charges of joint ventures	21	21
Income from equity investments	(6)	(18)
Interest income and other	(25)	(49)
	227	156

Income from Continuing Operations before Income Taxes and Non-Controlling Interests	424	439
Income Taxes
Current	168	210
Future	(37)	(41)
	131	169

Non-Controlling Interests
Preferred share dividends of subsidiary	6	6
Non-controlling interest in PipeLines LP	17	13
Other	5	6
	28	25

Net Income from Continuing Operations	265	245
Net Income from Discontinued Operations	—	28
Net Income	265	273

Net Income Per Share
Continuing operations	$0.52	$0.50
Discontinued operations	—	0.06
Basic	$0.52	$0.56
Diluted	$0.52	$0.56

Average Shares Outstanding — Basic (millions)	508	487
Average Shares Outstanding — Diluted (millions)	511	490

See accompanying notes to the consolidated financial statements.

Consolidated Cash Flows

Three months ended March 31 (unaudited)
(millions of dollars)	2007	2006

Cash Generated From Operations
Net income	265	273
Depreciation	290	257
Income from equity investments in excess of distributions received	(6)	(4)
Future income taxes	(37)	(41)
Non-controlling interests	28	25
Funding of employee future benefits lower than/(in excess of)
expense	12	(2)
Other	30	9
	582	517
Decrease/(increase) in operating working capital	36	(2)
Net cash provided by operations	618	515
Investing Activities
Capital expenditures	(306)	(303)
Acquisitions, net of cash acquired	(4,265)	—
Deferred amounts and other	(61)	(9)
Net cash used in investing activities	(4,632)	(312)

Financing Activities
Dividends on common shares	(156)	(149)
Distributions paid to non-controlling interests	(16)	(16)
Notes payable issued/(repaid), net	1,065	(633)
Long-term debt issued	1,362	878
Reduction of long-term debt	(325)	(140)
Long-term debt of joint ventures issued	12	2
Reduction of long-term debt of joint ventures	(12)	(6)
Partnership units of subsidiary issued	348	—
Common shares issued	1,690	8
Net cash provided by/ (used in) financing activities	3,968	(56)

Effect of Foreign Exchange Rate Changes on Cash
and Short-Term Investments	(3)	2

(Decrease)/Increase in Cash and Short-Term Investments	(49)	149

Cash and Short-Term Investments
Beginning of period	399	212

Cash and Short-Term Investments
End of period	350	361

Supplementary Cash Flow Information
Income taxes paid	87	217
Interest paid	273	199

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheet

(unaudited)	March 31,	December 31,
(millions of dollars)	2007	2006
ASSETS
Current Assets
Cash and short-term investments	350	399
Accounts receivable	1,135	1,004
Inventories	478	392
Other	116	297
	2,079	2,092
Long-Term Investments	76	71
Plant, Property and Equipment	24,181	21,487
Goodwill	2,878	281
Other Assets	1,888	1,978
	31,102	25,909

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	1,532	467
Accounts payable	1,570	1,500
Accrued interest	278	264
Current portion of long-term debt	494	616
Current portion of long-term debt of joint ventures	137	142
	4,011	2,989
Deferred Amounts	1,097	1,029
Future Income Taxes	1,198	876
Long-Term Debt	12,945	10,887
Long-Term Debt of Joint Ventures	864	1,136
Preferred Securities	530	536
	20,645	17,453
Non-Controlling Interests
Preferred shares of subsidiary	389	389
Non-controlling interest in PipeLines LP	634	287
Other	83	79
	1,106	755
Shareholders’ Equity
Common shares	6,484	4,794
Contributed surplus	274	273
Retained earnings	2,811	2,724
Accumulated other comprehensive loss	(218)	(90)
	2,593	2,634
	9,351	7,701
	31,102	25,909

See accompanying notes to the consolidated financial statements.

Consolidated Comprehensive Income

Three months ended March 31 (unaudited)
(millions of dollars)	2007	2006
Net income	265	273
Other comprehensive loss, net of tax
Change in foreign currency translation gains and losses on investments in foreign operations (1)	(37)	(1)
Change in gains and losses on hedges of investments in foreign operations (2)	9	(3)
Change in gains and losses on derivative instruments designated as cash flow hedges (3)	(1)
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods (4) (5)	(3)
Other comprehensive loss for the period	(32)	(4)
Comprehensive income for the period	233	269

(1) Net of tax recovery of $5 million (2006 - expense of $1 million).

(2) Net of tax recovery of $5 million (2006 - expense of $2 million).

(3) Net of tax recovery of $5 million.

(4) Net of tax of $2 million.

(5) During the next 12 months, the Company expects to reclassify to net income $86 million ($60 million after tax) of realized net losses for cash flow hedges.

See accompanying notes to the consolidated financial statements.

Consolidated Shareholders’ Equity

Three months ended March 31 (unaudited)
(millions of dollars)	2007	2006
Common Shares
Balance at beginning of period	4,794	4,755
Proceeds from shares issued under public offering (1)	1,682	—
Proceeds from shares issued on exercise of stock options	8	8
Balance at end of period	6,484	4,763

Contributed Surplus
Balance at beginning of period	273	272
Issuance of stock options	1	—
Balance at end of period	274	272

Retained Earnings
Balance at beginning of period	2,724	2,269
Transition adjustment resulting from adopting new financial instruments accounting standards	4
Net income	265	273
Common share dividends	(182)	(156)
Balance at end of period	2,811	2,386

Accumulated Other Comprehensive Loss, net of income taxes
Balance at beginning of period	(90)	(90)
Transition adjustment resulting from adopting new financial instruments accounting standards	(96)
Change in foreign currency translation gains and losses on investments in foreign operations	(28)	(4)
Change in gains and losses on derivative instruments designated as cash flow hedges	(1)
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods	(3)
Balance at end of period	(218)	(94)
Total Shareholders’ Equity	9,351	7,327

(1) Net of underwriting commissions and future income taxes.

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

(Unaudited)

1.              Significant Accounting Policies

The consolidated financial statements of TransCanada Corporation (TransCanada or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in TransCanada’s annual audited consolidated financial statements for the year ended December 31, 2006, except for the changes noted below. These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2006 audited consolidated financial statements included in TransCanada’s 2006 Annual Report.  Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with current period’s presentation.

In Pipelines, which consists primarily of the Company’s investments in regulated pipelines and natural gas storage facilities, annual revenues and net earnings fluctuate over the long term based on regulators’ decisions and negotiated settlements with shippers.  Generally, quarter-over-quarter revenues and net earnings during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput on U.S. pipelines and items outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net earnings are affected by seasonal weather conditions, customer demand, market prices, planned and unplanned plant outages as well as items outside of the normal course of operations.

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies.

2.              Changes In Accounting Policies

Changes for 2007

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3865 “Hedges”, Section 3861 “Financial Instruments – Disclosure and Presentation”, Section 1530 “Comprehensive Income”, Section 3251 “Equity” and Section 1506 “Accounting Changes”.   Adjustments to first quarter consolidated financial statements for 2007 have been made in accordance with the transitional provisions for these new standards.

Financial Instruments

All financial instruments, including derivatives, are included on the balance sheet initially at fair value. The financial assets are classified as held-for-trading, held-to-maturity, loans and receivables, or available-for-sale. Financial liabilities are classified as held-for-trading or other financial liabilities. Subsequent measurement is determined by classification.

Held-for-trading financial assets and liabilities are entered into with the intention of generating a profit and consist of swaps, options, forwards and futures. These financial instruments are initially accounted for at their fair value and changes to fair value are recorded in income. Held-to-maturity financial assets are accounted for at their amortized cost using the effective interest method. The Company did not have any of these financial instruments at March 31, 2007. Loans and receivables are accounted for at their amortized cost using the effective interest method. The available-for-sale classification includes non-derivative financial assets that are designated as available-for-sale or are not included in the other three classifications. These instruments are initially accounted for at their fair value and changes to fair value are recorded through Other Comprehensive Income. Income earned from these assets is included in Interest Income and Other.

Other financial liabilities not classified as held-for-trading are accounted for at their amortized cost, using the effective interest method. Interest expense is included in Financial Charges and Financial Charges of Joint Ventures.

Derivatives embedded in other financial instruments or contracts (the host instrument) are recorded as separate derivatives and are measured at fair value if the economic characteristics of the embedded derivative are not closely related to the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the total contract is not held-for-trading or accounted for fair value. Changes in fair value are included in income. All derivatives, other than those that meet the normal purchases and sales exceptions, are carried on the balance sheet at fair value. The Company used January 1, 2003 as the transition date for embedded derivatives.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. Effective January 1, 2007, the Company began offsetting long-term debt transaction costs against the associated debt and began amortizing these costs using the effective interest rate method. Previously, these costs were amortized straight-line over the life of the debt. There was no material effect on the Company’s financial statements as a result of this change in policy. In first quarter 2007, the charge to Net Income for the amortization of transaction costs using the effective interest method was not material.

As part of the accounting for the Company’s regulated operations, gains or losses from the changes in the fair value of financial instruments within the regulated operations are included in regulatory assets or regulatory liabilities.

Hedges

The new standard specifies the circumstances under which hedge accounting is permissible, how hedge accounting may be performed and where the impacts should be recorded. The standard introduces three specific types of hedging relationships: fair value hedges, cash flow hedges and hedges of a net investment in self-sustaining foreign operations.

As part of its asset and liability management, the Company uses derivatives for hedging positions to reduce its exposure to credit and market risk. The Company designates certain derivatives as hedges and prepares documentation at the inception of the hedging contract. The Company performs an assessment at inception and during the term of the contract to determine if the derivative used as a hedge is effective in offsetting the risks in the values or cash flows of the hedged financial instrument. All derivatives are initially recorded at fair value and adjusted to fair value at each reporting date.

Fair value hedges primarily consist of interest rate swaps used to mitigate the effect of changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates. Changes in the value of fair value hedges are recorded in Financial Charges and Interest Income and Other, for interest-rate and foreign exchange hedges, respectively. Any gains or losses arising from the ineffectiveness are recognized immediately in income in the same financial category as the underlying transaction.

The Company uses cash flow hedges to reduce its exposure to fluctuations in interest rates, foreign exchange and changes in commodity prices. The effective portion of changes in the value of cash flow hedges is recognized in Other Comprehensive Income. Ineffective portions and amounts excluded from effectiveness testing of hedges are included in income in the same financial category as the underlying transaction. Gains or losses from cash flow hedges that have been included in Accumulated Other Comprehensive Income are included in Net Income when the underlying transaction has occurred or becomes probable of not occurring. The maximum length of time the Company is hedging its exposure to variability in future cash flows is 10 years.

The Company hedges its foreign currency exposure of investments in self-sustaining foreign operations with certain cross-currency swaps, forward exchange contracts and options. These financial instruments are adjusted to fair value and the effective portion of gains or losses associated with these adjustments are included in Other Comprehensive Income. In addition, the Company hedges its net investment with certain U.S. dollar-denominated long-term debt, which is valued at period-end foreign exchange rates. Gains or losses arising from ineffective portions of the hedge are included in income. Gains or losses from these hedges that have been included in Accumulated Other Comprehensive Income are reclassified to Net Income in the event the Company settles or otherwise disposes of the investment.

Comprehensive Income and Equity

The Company’s financial statements include a statement of Consolidated Comprehensive Income. In addition, as required by Section 3251, the Company now presents separately in its Changes in Consolidated Shareholders’ Equity the changes for each of its components of Shareholders’ Equity.  A new component, Accumulated Other Comprehensive Income, has been added to the Company’s Shareholders’ Equity as a result of the implementation of this new standard.

Net Effect of Accounting Policy Changes

The net effect to the Company’s financial statements at January 1, 2007 resulting from the above-mentioned changes in accounting policies is as follows.

Increases/ (decreases)

(unaudited)
(millions of dollars)

Other current assets	(127)
Other assets	(203)
Accounts payable	(29)
Deferred amounts	(75)
Future income taxes	(42)
Long-term debt	(85)
Long-term debt of joint ventures	(7)
Accumulated other comprehensive loss	(186)
Foreign exchange adjustment	90
Retained earnings	4

Future Accounting Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 “Capital Disclosures” requires the disclosure of qualitative and quantitative information about the Company’s objectives, policies and processes for managing capital.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 will replace Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments.

3.     Segmented Information

	Three months ended March 31
	Pipelines		Energy		Corporate		Total
(unaudited — millions of dollars)	2007	2006	2007	2006	2007	2006	2007	2006
Revenues	1,124	977	1,125	917	—	—	2,249	1,894
Plant operating costs and other	(383)	(317)	(347)	(219)	(2)	(1)	(732)	(537)
Commodity purchases resold	—	—	(576)	(505)	—	—	(576)	(505)
Depreciation	(251)	(226)	(39)	(31)	—	—	(290)	(257)
	490	434	163	162	(2)	(1)	651	595
Financial charges and non-controlling interests	(217)	(192)	1	—	(49)	(35)	(265)	(227)
Financial charges of joint ventures	(16)	(14)	(5)	(7)	—	—	(21)	(21)
Income from equity investments	6	18	—	—	—	—	6	18
Interest income and other	7	32	3	2	15	15	25	49
Income taxes	(115)	(121)	(56)	(57)	40	9	(131)	(169)
Income from Continuing Operations	155	157	106	100	4	(12)	265	245
Income from Discontinued Operations							—	28
Net Income							265	273

Total Assets

(unaudited — millions of dollars)	March 31, 2007	December 31, 2006
Pipelines	23,764	18,320
Energy	6,292	6,500
Corporate	1,046	1,089
	31,102	25,909

4.     Acquisitions and Dispositions

ANR and Great Lakes

In February 2007, TransCanada acquired American Natural Resources Company and ANR Storage Company (together ANR) and an additional 3.55 per cent interest in Great Lakes from El Paso Corporation for approximately US$3.4 billion, subject to certain post-closing adjustments, including US$491 million of assumed long-term debt. The acquisition was accounted for using the purchase method of accounting. TransCanada began consolidating ANR and Great Lakes, in the Pipelines segment, subsequent to the acquisition date. The preliminary allocation of the purchase price was as follows .

Purchase Price Allocation

(unaudited) (millions of US dollars)	ANR	Great Lakes	Total
Current assets	260	4	264
Plant, property and equipment	1,871	35	1,906
Other non-current assets	84	—	84
Goodwill	1,759	21	1,780
Current liabilities	(169)	(3)	(172)
Long-term debt	(475)	(16)	(491)
Other non-current liabilities	(441)	(13)	(454)
	2,889	28	2,917

A preliminary allocation of the purchase price has been made using fair values of the net assets at the date of acquisition.  As ANR’s and Great Lakes’ tolls are subject to rate regulation based on historical costs, the regulated net assets, other than gas held for sale, were determined to have a fair value equal to their rate regulated values.

Goodwill will be evaluated on an annual basis for impairment. Factors that contributed to goodwill included the opportunity to expand in the US market and gaining a stronger competitive position in the North American gas transmission business. The goodwill recognized on this transaction is not amortizable for tax purposes.

PipeLines LP Acquisition of Great Lakes

In February 2007, PipeLines LP acquired a 46.45 per cent interest in Great Lakes from El Paso Corporation for approximately US$942 million, subject to certain post-closing adjustments, including US$209 million of assumed long-term debt. The acquisition was accounted for using the purchase method of accounting. TransCanada began consolidating Great Lakes in the Pipelines segment subsequent to the acquisition date. The preliminary allocation of the purchase price was as follows.

Purchase Price Allocation

(unaudited) (millions of US dollars)
Current assets	42
Plant, property and equipment	465
Other non-current assets	1
Goodwill	457
Current liabilities	(23)
Long-term debt	(209)
733

A preliminary allocation of the purchase price has been made using fair values of the net assets at the date of acquisition.  As Great Lakes’ tolls are subject to rate regulation based on historical costs, the regulated net assets, other than gas held for sale, were determined to have a fair value equal to their rate regulated values.

Goodwill will be evaluated on an annual basis for impairment. Factors that contributed to goodwill included the opportunity to expand in the US market and gaining a stronger competitive position in the North American gas transmission business. The goodwill recognized on this transaction is amortizable for tax purposes.

PipeLines LP

In February 2007, PipeLines LP completed a private placement offering of 17,356,086 common units at a price of US$34.57 per unit, of which 50 per cent of the units were acquired by TransCanada for US$300 million. TransCanada also invested an additional US$12 million to maintain its general partnership ownership interest in PipeLines LP. As a result of these additional investments in PipeLines LP, TransCanada’s ownership in PipeLines LP increased to 32.1 per cent on February 22, 2007. The total private placement plus TransCanada’s additional investment resulted in gross proceeds to PipeLines LP of US$612 million, which were used to partially finance its Great Lakes acquisition.

5.              Notes Payable and Long-Term Debt

In March 20, 2007, TCPL filed debt shelf prospectuses in Canada and the U.S. qualifying for the issuance of $1.5 billion of medium-term notes and US$1.5 billion of debt securities, respectively.

On March 20, 2007, ANR Pipeline Company provided notice to the New York Stock Exchange of its intention to voluntarily withdraw from listing its 9.625 per cent Debentures due 2021, 7.375 per cent Debentures due 2024, and 7.0 per cent Debentures due 2025.  Following the delisting, which became effective April 12, 2007, ANR Pipeline Company deregistered these securities from registration with the U.S. Securities Exchange Commission (SEC).

In February 2007, the Company utilized $1.5 billion and US$700 million of a US$2.2 billion, one-year bridge facility to partially finance the ANR and Great Lakes acquisitions. Interest is charged at a floating rate based on the London Inter Bank Offered Rate (LIBOR). At March 31, 2007, the Company had an outstanding balance of US$488 million on this facility.

Also in February 2007, the Company, through a wholly owned subsidiary, drew US$1.0 billion on a newly-established credit facility consisting of a US$700 million five-year term loan and a US$300 million five-year extendible revolving facility. Interest is charged at a floating rate based on LIBOR. These funds, together with an additional US$100 million from an existing demand line, were used to partially finance the ANR and Great Lakes acquisitions, as well as its additional investment in PipeLines LP. At March 31, 2007, the Company had an outstanding balance of US$1.0 billion on the credit facility and US$85 million on the demand line.

On February 22, 2007, PipeLines LP increased the size of its syndicated revolving credit and term loan facility in connection with its Great Lakes acquisition. The amount available under the facility increased from US$410 million to US$950 million, consisting of a US$700 million senior term loan and a US$250 million senior revolving credit facility, with US$194 million of the senior term loan available being terminated upon closing of the Great Lakes acquisition. Interest was charged at floating rate based on LIBOR.

6.              Share Capital

In February and March 2007, TransCanada issued, through a subscription receipts offering, 45,390,500 common shares at a price of $38.00 each, resulting in gross proceeds of approximately $1.725 billion, which were used towards financing the acquisition of ANR and Great Lakes.

7.              Financial Instruments and Risk Management

The carrying values of the financial assets and liabilities represented on the Consolidated Balance Sheet approximate fair values except for long-term debt.  The fair value of long-term debt at March 31, 2007 approximated the reported amount at December 31, 2006.

The fair values of financial instruments that are included in Other Current Assets, Other Assets, Accounts Payable and Deferred Amounts at March 31, 2007 are as follows.

Financial Instruments Summary (1) (2)

March 31, 2007
(unaudited)	Fair
(millions of dollars)	Value
FINANCIAL ASSETS (3)
Held-for-trading (4) (5)	119
Loans and Receivables	236
Available-for-sale (4)	15
Total	370

Hedges (6)
Cash flow hedges	69
Fair value hedges	1
Net investment hedges	73
Total	143
513
FINANCIAL LIABILITIES (7)
Held-for-trading (4) (5)	135
Other financial liabilities	73
Total	208

Hedges (6)
Cash flow hedges	240
448

(1)   Includes derivatives used in our regulatory operations at their regulatory values.

(2)   Consolidated Net Income for the three months ended March 31, 2007 included $4 million of net losses related to fair value adjustments of financial assets and liabilities.

(3)   Current Other Assets included $20 million of held-for-trading financial assets and $32 million of cash flow hedges. The remainder of the financial assets are included in Other Assets.

(4)   At December 31, 2006, Other Assets included $103 million and $14 million of financial instruments that would be classified in 2007 as held-for-trading and available-for-sale, respectively. Deferred amounts included $69 million of financial instruments that would be classified in 2007 as held-for-trading.

(5)   Consolidated Net Income for the three months ended March 31, 2007 included $4 million of net losses related to fair value adjustments of held-for-trading financial instruments.

(6)   Consolidated Net Income for the three months ended March 31, 2007 did not include any amounts for the change in fair value of cash flow hedges and fair value hedges that was ineffective in offsetting the change in fair value of their related underlyings.

(7)   Accounts Payable included $8 million of held-for-trading financial liabilities and $108 million of cash flow hedges. The remainder of the financial liablitites are included in Deferred Amounts.

Interest, Foreign Exchange and Energy Risk Management

During the period, the Company had positions in the following types of derivatives:

Forwards and futures contracts are contractual agreements to buy or sell a specific financial instrument at a specified price and date in the future. The Company enters into foreign exchange and commodity forwards and futures to mitigate volatility in changes in foreign exchange rates and power and gas prices, respectively.

Swaps are contractual agreements between two parties to exchange movements in interest or foreign currency rates. The Company enters into interest rate and cross-currency swaps to mitigate changes in interest rates and foreign exchange, respectively.

Options are contractual agreements to convey the right, but not the obligation, for the purchaser either to buy or sell a specific amount of a financial instrument at a fixed price, either at a fixed date or at any time within a specified period. The Company enters into option agreements to mitigate changes in interest rates, foreign exchange and commodity prices.

The Company has long-term debt, interest rate swaps and interest rate options that have a fixed interest rate and, therefore, are subject to interest rate price risk. The Company has long-term debt, interest-rate swaps and interest-rate options, which have a floating interest rate and, therefore, are subject to interest rate cash flow risk.

The Company calculated the fair value of foreign exchange and interest rate derivatives using quoted market rates. The fair value of power and natural gas derivatives was calculated using estimated forward prices for the relevant period. The changes in fair value for interest rate and foreign exchange derivatives are included in Financial Charges and Interest Income and Other, respectively.

The Company executes power, natural gas and heat rate derivatives for overall management of its asset portfolio. Heat rate contracts are agreements for the sale or purchase of power that are priced based on a natural gas index. In accordance with the Company’s accounting policy, the fair value of these derivatives are recorded as financial assets and liabilities.

The Company hedges its net investment in self-sustaining foreign operations with U.S. dollar-denominated debt, cross-currency swaps, forward exchange contracts and options. At March 31, 2007, the Company had designated U.S. dollar-denominated debt with a carrying value of $3,333 million (US$2,891 million) and a fair value of $3,511 million (US$3,045 million) and swaps, forwards and options with a fair value of $73 million (US$64 million) as net investment hedges.

Other Risk Management

Currency risk arises when the fair value or future cash flows of a financial instrument fluctuate due to changes in foreign exchange rates. The Company manages currency risk through the use of derivatives such as currency swaps, options and forward foreign exchange contracts.

Market risk is the risk that the fair value of future cash flows of financial instruments will fluctuate due to changes in market variables such as interest rates, foreign exchange and commodity prices. In order to manage market risk, the Company enters into offsetting physical positions and derivative financial instruments. Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial instruments.

8.              Income Taxes

In first quarter 2007, TransCanada recorded income tax benefits of approximately $10 million from the resolution of certain income tax matters, as well as a $5 million income tax benefit from an internal restructuring.

9.              Employee Future Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-employment benefit plans for the three months ended March 31, 2007 is as follows.

Three months ended March 31	Pension Benefit Plans		Other Benefit Plans
(unaudited - millions of dollars)	2007	2006	2007	2006
Current service cost	11	9	—	—
Interest cost	17	17	1	2
Expected return on plan assets	(19)	(18)	—	—
Amortization of transitional obligation related to regulated business	—	—	1	1
Amortization of net actuarial loss	6	7	1	1
Amortization of past service costs	1	1	—	—
Net benefit cost recognized	16	16	3	4

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Myles Dougan at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Shela Shapiro at (403) 920-2240

Visit TransCanada’s Internet site at: http://www.transcanada.com